Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF ELIMINATION OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

NOVARAY MEDICAL, INC.

Pursuant to the provisions of Section 151 (g) of the General Corporation Law of the State of Delaware, NovaRay Medical, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify that:

1. The designation of the series of shares of stock of the Corporation to which this certificate relates is the Series A Convertible Preferred Stock.

2. No shares of Series A Convertible Preferred Stock of the Corporation are outstanding.

3. At a meeting of the Board of Directors of the Corporation, the following resolutions were duly adopted in accordance with Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED, that none of the authorized shares of Series A Convertible Preferred Stock of the Corporation are outstanding and none of the authorized shares of Series A Convertible Preferred Stock of the Corporation will be issued subject to the Certificate of Designations of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of said corporation filed with the Secretary of State of Delaware on December 27, 2007, as amended on July 1, 2009 (the “Original Certificate of Designations”); and

FURTHER RESOLVED, that all matters set forth in the Original Certificate of Designations with respect to such Series A Convertible Preferred Stock shall be eliminated from the Certificate of Incorporation of the Corporation.

4. Upon the filing of this certificate with the Secretary of State of the State of Delaware, Series A Convertible Preferred Stock will be eliminated.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 22nd day of October, 2009.

By:	/s/ Marc C. Whyte
Title:	Chief Executive Officer
Name:	Marc C. Whyte